================================================================================


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                              ---------------------

                                    FORM 11-K

                              ---------------------


[X]   ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT
      OF 1934

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2000

                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE TRANSITION PERIOD __________ TO __________


COMMISSION FILE NUMBER 1-12387

     A. Full title of the plan and address of the plan, if different from that of the issuer named below:

                      THE TENNECO AUTOMOTIVE EMPLOYEE STOCK
                      OWNERSHIP PLAN FOR SALARIED EMPLOYEES

     B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                             TENNECO AUTOMOTIVE INC.
                              500 NORTH FIELD DRIVE
                              LAKE FOREST, IL 60045

================================================================================

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS





To the Tenneco Automotive Inc. Benefits Committee:

We have audited the accompanying statement of net assets available for plan benefits of The Tenneco Automotive Employee Stock Ownership Plan for Salaried Employees as of December 31, 2000, and the related statement of changes in net assets available for plan benefits for the period from inception, February 1, 2000, through December 31, 2000. These financial statements and the supplemental schedules referred to below are the responsibility of the Tenneco Automotive Inc. Benefits Committee. Our responsibility is to express an opinion on these financial statements and supplemental schedules based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of The Tenneco Automotive Employee Stock Ownership Plan for Salaried Employees as of December 31, 2000, and the changes in net assets available for plan benefits for the period from inception, February 1, 2000, through December 31, 2000, in conformity with accounting principles generally accepted in the United States.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets (held at end of year) as of December 31, 2000, included as Schedule I, and reportable transactions for the period from inception, February 1, 2000, through December 31, 2000, included as Schedule II, are presented for purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.





                                         /s/ ARTHUR ANDERSEN LLP

Chicago, Illinois
June 1, 2001

                      THE TENNECO AUTOMOTIVE EMPLOYEE STOCK

                      OWNERSHIP PLAN FOR SALARIED EMPLOYEES


               STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

                             AS OF DECEMBER 31, 2000



ASSETS:
   Investments, at fair value-
     Corporate securities-
       Pactiv Corporation common stock                             $ 13,384,361
       Tenneco Automotive Inc. common stock                           5,581,011
                                                                   ------------
                                                                     18,965,372
     Collective trust funds-
       Barclays Global Investors Equity Index Fund T                 18,432,984
       Barclays Global Investors U.S. Debt Market Index Fund K        1,995,138
                                                                   ------------
                                                                     20,428,122
     Registered investment companies-
       Fidelity Growth Company Fund                                  35,820,390
       INVESCO Total Return Fund                                      3,113,216
       Putnam New Opportunities Fund                                 12,551,084
       Templeton Foreign Fund                                         2,491,171
                                                                   ------------
                                                                     53,975,861

     Nations Cash Reserves                                           33,467,829
     Bankers Trust Pyramid Directed Account Cash Fund                 1,097,034
     Participant loans receivable                                     2,748,114
                                                                   ------------

                                          Total investments         130,682,332

   Receivables-
     Employee contributions                                             309,036
     Employer contributions                                             269,886
     Accrued interest and dividends                                     192,679
     Due from broker                                                    184,536
     Other                                                               47,519
                                                                   ------------

                                          Total receivables           1,003,656
                                                                   ------------

                                          Total assets              131,685,988

LIABILITIES:
   Due to broker                                                        369,315
   Administrative expenses                                               82,920
                                                                   ------------

                                          Total liabilities             452,235
                                                                   ------------

NET ASSETS AVAILABLE FOR PLAN BENEFITS                             $131,233,753
                                                                   ============

              The accompanying notes to financial statements are an
                   integral part of this financial statement.

                      THE TENNECO AUTOMOTIVE EMPLOYEE STOCK

                      OWNERSHIP PLAN FOR SALARIED EMPLOYEES


         STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS

                 FOR THE PERIOD FROM INCEPTION, FEBRUARY 1, 2000

                            THROUGH DECEMBER 31, 2000


ADDITIONS:
   Dividends                                                                      $   5,262,784
   Interest                                                                           1,919,099
   Repayment of loan interest                                                           205,401

   Net depreciation in fair value of investments-
     Corporate securities                                                            (4,070,718)
     Collective trust funds                                                            (685,433)
     Registered investment companies                                                (14,132,866)
                                                                                  -------------

                          Total net depreciation in fair value of investments       (18,889,017)
                                                                                  -------------

                          Net investment loss                                       (11,501,733)

   Contributions-
     Employee                                                                         7,776,330
     Employer                                                                         6,781,815
     Rollover                                                                           865,281
                                                                                  -------------

                          Total contributions                                        15,423,426

   Transfer from Pactiv Corporation Thrift Plan                                     139,735,514
   Transfer from The Tenneco Automotive Employee Stock Ownership Plan
     for Hourly Employees                                                               645,955
                                                                                  -------------

                          Total additions                                           144,303,162
                                                                                  -------------

DEDUCTIONS:
   Withdrawals                                                                       12,930,482
   Administrative expenses                                                              138,927
                                                                                  -------------

                          Total deductions                                           13,069,409
                                                                                  -------------

NET ASSETS AVAILABLE FOR PLAN BENEFITS:
   Beginning of period                                                                        -
                                                                                  -------------

   End of period                                                                  $ 131,233,753
                                                                                  =============

              The accompanying notes to financial statements are an
                   integral part of this financial statement.

                      THE TENNECO AUTOMOTIVE EMPLOYEE STOCK

                      OWNERSHIP PLAN FOR SALARIED EMPLOYEES


                          NOTES TO FINANCIAL STATEMENTS

                                DECEMBER 31, 2000



1.  DESCRIPTION OF THE TENNECO AUTOMOTIVE
    EMPLOYEE STOCK OWNERSHIP PLAN FOR
    SALARIED EMPLOYEES:

The following description of The Tenneco Automotive Employee Stock Ownership Plan for Salaried Employees (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

General

The Plan is a defined contribution plan established by Tenneco Automotive Inc. (the Company) on February 1, 2000. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

Effective February 1, 2000, Tenneco Automotive Inc. employees who were participants in the Pactiv Corporation Thrift Plan (the Pactiv Plan) had their participant account balances transferred to the Plan. On February 1, 2000, Tenneco Automotive Inc. employees transferred $139,735,514 to the Plan.

Eligibility and Contributions

Salaried employees are eligible to participate in the Plan the first day of the month following the Company's receipt of an application for enrollment or two complete calendar months of employment provided the employee has not waived automatic enrollment.

Any employee who was enrolled in the Pactiv Plan as of January 1, 2000, and who continued to be an active employee of the Company was automatically enrolled in the Plan effective February 1, 2000.

An employee is automatically enrolled in the Plan upon completion of the eligibility requirements at a pretax contribution rate of 4 percent of compensation, unless the employee elects to waive automatic enrollment prior to the effective date. Participants can elect to increase the pretax deferral rate from 4 percent up to 16 percent, in any whole percentage, at any time. Total pretax contributions were limited to $10,500 for 2000. The Company contributes on behalf of the participant an amount equal to 100 percent of the participant's deferral contributions not to exceed 8 percent of the participant's compensation. The Company may also make discretionary contributions to participants' accounts.

Company contributions are made in the Company's common stock. The Company's contributions and the related earnings must remain in the form of the Company's common stock until the participant reaches age 55 or terminates employment and requests a total distribution.

Investment Options

Each participant has the right upon enrollment to select the funds in which the balance in the participant's account, excluding Company contributions, will be invested. During 2000, participants can invest in Company common stock, two collective trust funds, four registered investment companies and a money market fund.

Shares of Pactiv Corporation common stock, transferred from the Pactiv Plan are held in a separate fund; however, participants cannot direct contributions or fund transfers to this fund.

Vesting

All participants are 100 percent vested in their entire account balance in the Plan.

Withdrawals and Participant Loans

Upon retirement or other termination of employment, the participant may receive the value of his account as a lump-sum distribution. A participant who has attained the age of 55 may elect to make an in-service withdrawal of the Company's matching account. In-service withdrawals of deferral contributions may be made by participants who have attained age 59-1/2. Plan equity as of December 31, 2000, includes amounts pending distribution to participants of $176,681 (see
Note 5).

Active participants and certain other individuals who have not had a loan during the previous three months may obtain a loan with a term not to exceed 54 months from his account. The borrower may have only one loan outstanding at any time, and the amount of the loan may not be less than $1,000 and shall not exceed the lesser of (a) $50,000 or (b) one-half the borrower's account balance. The loan interest rate is equal to The Wall Street Journal prime rate. Loan principal and interest repayments are made through payroll deductions.

Administration

The Plan is administered by the Tenneco Automotive Inc. Benefits Committee (the Committee). Bankers Trust Company serves as trustee.

2.  SUMMARY OF ACCOUNTING POLICIES:

Basis of Accounting

The financial statements of the Plan are presented on the accrual basis of accounting. The investments of the Plan are generally reported at quoted market value. Collective trust funds are valued by reference to published market data, as available, of the underlying assets. Participant loans receivable are reported at cost which approximates fair value.

Earnings

Individual participants' accounts are credited daily with investment earnings and losses. Investment earnings and losses are credited based upon the number of units held in an individual participant's account and the fair value per unit based upon the net asset value or share price of the underlying securities at the close of business each day.

Expenses

Substantially all administrative expenses are paid by the Plan. These expenses include record-keeping, audit and trustee fees.

Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States requires management to use estimates and assumptions that affect the accompanying financial statements and disclosures. Actual results could differ from those estimates.

3.  NONPARTICIPANT-DIRECTED INVESTMENTS:

Information about the net assets relating to the nonparticipant-directed investments is as follows as of December 31, 2000:

       Tenneco Automotive Inc. common stock                         $  4,343,812
       Bankers Trust Pyramid Directed Account Cash Fund                   87,313
       Employer's contribution receivable                                269,886
       Due to broker                                                      (8,119)
                                                                    ------------

                                Net assets                          $  4,692,892
                                                                    ============

The significant components of the change in net assets relating to the nonparticipant-directed investments for the period from inception, February 1, 2000, through December 31, 2000, are as follows:

       Investment income-
          Interest and dividends                                     $   155,282
          Net depreciation in fair value of corporate securities      (5,397,532)
                                                                     -----------
                                                                      (5,242,250)
          Employer contributions                                       6,781,815
          Transfer from Pactiv Corporation Thrift Plan                   255,227
          Interfund transfers                                           (383,536)
          Withdrawals                                                  3,267,963
          Transfer from The Tenneco Automotive Employee Stock
            Ownership Plan for Hourly Employees                           13,673
                                                                     -----------

                             Increase in net assets                  $ 4,692,892
                                                                     ===========

4.  RISKS AND UNCERTAINTIES:

The Plan provides for investment in corporate securities, collective trust funds, registered investment companies and money market funds. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility risk. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the value of investment securities will occur in the near term.

5.  RECONCILIATION OF FINANCIAL
    STATEMENTS TO FORM 5500:

The following is a reconciliation of net assets available for Plan benefits per the financial statements to the Form 5500 as of December 31, 2000:

     Net assets available for Plan benefits per the financial statements           $131,233,753
          Less- Amounts allocated to withdrawing participants                           176,681
                                                                                   ------------

     Net assets available for Plan benefits per the Form 5500                      $131,057,072
                                                                                   ============

The following is a reconciliation of withdrawals per the financial statements to the Form 5500 for the period from inception, February 1, 2000, through December 31, 2000:

     Withdrawals per the financial statements                                      $ 12,930,482
          Add- Amounts allocated to withdrawing participants at December 31, 2000       176,681
                                                                                   ------------

     Withdrawals per the Form 5500                                                 $ 13,107,163
                                                                                   ============

Amounts allocated to withdrawing participants are recorded on the Form 5500 for withdrawals that have been processed and approved for payment prior to December 31 but not paid as of that date.

6.  FEDERAL INCOME TAXES:

The Plan has requested but has not received a determination from the Internal Revenue Service stating that the Plan is designed in accordance with the applicable requirements of the Internal Revenue Code of 1986, as amended (the
IRC). However, the Committee believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC. Therefore, the Committee believes that the Plan was qualified and the related trust was tax-exempt as of the financial statement date.

7.  TERMINATION OF THE PLAN:

Although the Company intends to continue the Plan indefinitely, they reserve the right to terminate the Plan. Any assets which are not allocated to the accounts of participants upon the complete termination of the Plan, or complete discontinuance of contributions, will be allocated among all of the participants' accounts pro rata on the basis of their respective balances.

8.  PARTY IN INTEREST:

The Plan invests in shares of the Bankers Trust Pyramid Directed Account Cash Fund which is managed by Bankers Trust Company. Bankers Trust Company is the trustee and, therefore, these transactions qualify as party-in-interest transactions.

The Plan also invests in shares of Tenneco Automotive Inc. common stock. Tenneco Automotive Inc. is the Plan's sponsor and, therefore, these transactions qualify as party-in-interest transactions.

9.  SUBSEQUENT EVENT (UNAUDITED):

Effective January 1, 2001, the Company's matching contribution was reduced to 75 percent of the participant's deferral contributions not to exceed 8 percent of the participant's compensation.

                                                                      SCHEDULE I

                      THE TENNECO AUTOMOTIVE EMPLOYEE STOCK

                      OWNERSHIP PLAN FOR SALARIED EMPLOYEES


                    SCHEDULE OF ASSETS (HELD AT END OF YEAR)

                             AS OF DECEMBER 31, 2000

                                                                                             Shares or                    Current
           Identity of Issue                             Description of Asset                Face Value       Cost         Value
----------------------------------------  ------------------------------------------------  -----------  -------------  ------------
Pactiv Corporation                        Pactiv Corporation common stock                     1,081,565   $   (a)       $ 13,384,361
Tenneco Automotive Inc.*                  Tenneco Automotive Inc. common stock                1,860,337    32,320,318      5,581,011
Barclays Global Investors                 Barclays Global Investors Equity Index Fund T         498,863       (a)         18,432,984
Barclays Global Investors                 Barclays Global Investors U.S. Debt Market Index
                                             Fund K                                             128,140       (a)          1,995,138
Fidelity Investment Institutional
  Services Co.                            Fidelity Growth Company Fund                          501,475       (a)         35,820,390
INVESCO Funds Group, Inc.                 INVESCO Total Return Fund                             117,791       (a)          3,113,216
Putnam Management Company                 Putnam New Opportunities Fund                         214,109       (a)         12,551,084
Franklin Templeton                        Templeton Foreign Fund                                240,926       (a)          2,491,171
Bank of America , N.A.                    Nations Cash Reserves                              33,467,829       (a)         33,467,829
Bankers Trust Company*                    Bankers Trust Pyramid Directed Account Cash Fund    1,097,034     1,097,034      1,097,034
                                                                                                                        ------------
The Tenneco Automotive Employee Stock     Participant loans receivable (interest rates
  Ownership Plan for Salaried Employees*     ranging from 7.0% to 9.5%)                       2,748,114       (a)          2,748,114
                                                                                                                        ============

                                                   Total assets (held at end of year)                                   $130,682,332
                                                                                                                        ============


*Indicated party in interest.
(a)Cost omitted for participant-directed investments.

                                                                     SCHEDULE II

                      THE TENNECO AUTOMOTIVE EMPLOYEE STOCK

                      OWNERSHIP PLAN FOR SALARIED EMPLOYEES


          SCHEDULE OF REPORTABLE TRANSACTIONS - SERIES OF TRANSACTIONS

   FOR THE PERIOD FROM INCEPTION, FEBRUARY 1, 2000, THROUGH DECEMBER 31, 2000

                                                                                      In-Kind                      Cost of
                                                                         Purchase     Exchanges      Selling       of Assets
Identity of Party Involved               Description                   Price(a)(c)     In(c)       Price(b)(c)       Sold
--------------------------  -------------------------------------     ------------   -----------  ------------   ------------
Tenneco Automotive Inc.     Tenneco Automotive Inc. common stock      $  2,818,196   $11,773,608  $  1,365,083   $  7,089,808


                                                                                    Costs of
                                                                         In-Kind      Assets
                                                                        Exchanges   Exchanged         Net
Identity of Party Involved               Description                      Out(c)       Out       Gain (Loss)
--------------------------  -------------------------------------       ---------   ----------  --------------
Tenneco Automotive Inc.     Tenneco Automotive Inc. common stock        $  167,079  $  126,098  $  (5,683,744)

(a) Purchase price equals cost of asset and includes expenses incurred in connection with transactions (i.e., commissions, transfer fees, etc.).

(b) Selling price is net of expenses incurred in connection with transactions.

(c) Current value of asset on transaction date is equal to the purchase/selling price and in-kind exchanges in/out.


         NOTE: This schedule is a listing of series of transactions (for nonparticipant-directed investments) in the same security
                which exceed 5 percent of the market value of the
                  Plan assets transferred on February 1, 2000.

                                   SIGNATURES

THE PLAN. Pursuant to the requirements of the Securities and Exchange Act of 1934, the Tenneco Automotive Inc. Benefits Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunder duly authorized.



                                           THE TENNECO AUTOMOTIVE EMPLOYEE STOCK
                                           OWNERSHIP PLAN FOR SALARIED EMPLOYEES



Date: June 28, 2001                        /s/ Richard P. Schneider
                                           -------------------------------------
                                           RICHARD P. SCHNEIDER
                                           CHAIRMAN OF TENNECO AUTOMOTIVE INC.
                                             BENEFITS COMMITTEE

                                INDEX TO EXHIBIT



EXHIBIT
NUMBER                                DESCRIPTION
-------                               -----------

23.1                         Consent of Independent Public Accountants